Exhibit 99.1





Alcon®

Seeing Beyond Today





Fourth Quarter 2006 Webcast
February 8, 2007

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on February 8, 2007, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Management Presentation by

Cary Rayment

Chairman, President & CEO

Jacqualyn Fouse

Senior Vice President,
Chief Financial Officer & Corporate Strategy

Business Overview

Cary Rayment

Chairman, President & CEO

Fourth Quarter Financial Highlights

		Q4 06	Q4 05	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 1,224.9	$ 1,054.9	16.1%
			Constant Currency**	13.5%
Net Earnings	Reported	$ 354.7	$ 60.7	NM
	Adjusted*	$ 354.7	$ 257.9	37.5%
Diluted EPS	Reported	$ 1.16	$ 0.19	NM
	Adjusted*	$ 1.16	$ 0.83	39.8%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation or in the press release of Q4 results issued on February 7, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

NM – Not Meaningful

Full Year 2006 Financial Highlights

		2006	2005	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 4,896.6	$ 4,368.5	12.1%
			Constant Currency**	11.7%
Net Earnings	Reported	$ 1,348.1	$ 931.0	44.8%
	Adjusted*	$ 1,342.6	$ 1,078.3	24.5%
Diluted EPS	Reported	$ 4.37	$ 2.98	46.6%
	Adjusted*	$ 4.35	$ 3.46	25.7%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation or in the press release of Q4 results issued on February 7, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

2006 Geographic Sales Analysis

FY 2006 Sales by Geography


$713.1
+21.0%
Emerging
Markets
14.6%
$2,463.7
+12.2%
U.S.
50.3%
Developed
Int'l
35.1%
$1,719.8
+8.6%

(USD millions)

Pharmaceutical Sales

Q4



+20.4%
$500
$450
$400
$350
$395.3
$475.9
Q4 2005
Q4 2006

Full Year



+13.5%
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,767.7
$2,007.2
FY 2005
FY 2006

(dollars in millions)

Pharmaceutical Growth Drivers – Q4

- Glaucoma franchise development
  - Travatan® Z™ launch in the U.S. leads to share gains
  - Uptake of DuoTrav™ in the EU
  - Growth of Azopt® on a global basis
- Anti-infective/inflammation product line growth
  - Vigamox® expanding share
  - Nevanac® gains #2 market share in first full year
  - Continued global growth for TobraDex®
- Japanese launch of Patanol® provides boost to Allergy sales

Vigamox® is licensed to Alcon, Inc. by Bayer Healthcare AG.

Surgical Sales

Q4


$650
$600
$550
$500
$450
+11.3%
$523.5
$582.5
Q4 2005
Q4 2006

Full Year


$1,700
$1,650
$1,600
$1,550
$1,500
$1,450
$1,400
$1,350
$1,300
+9.3%
$2,016.9
$2,203.8
FY 2005
FY 2006

(dollars in millions)

Surgical Growth Drivers – Q4

- AcrySof® IOL unit growth continues to exceed market procedure growth
- Trade-up to premium products
  - IOLs: AcrySof® IQ and AcrySof® ReSTOR®
  - Cataract Equipment: Infiniti® with OZil™
  - Vitreoretinal Equipment: Accurus® 23- and 25-gauge accessories
- Recent regulatory actions
  - CMS decision on toric lenses
  - FDA approval of AcrySof® ReSTOR® Aspheric

Consumer Eye Care Sales

Q4


+22.3%
$200
$175
$150
$125
$100
$75
$136.1
$166.5
Q4 2005
Q4 2006

Full Year


+17.4%
$725
$700
$675
$650
$625
$600
$575
$550
$525
$500
$583.9
$685.6
FY 2005
FY 2006

(dollars in millions)

Consumer Growth Drivers – Q4

- Global market share gains in OPTI-FREE® franchise
  - Alcon brands represent over 50% of U.S. branded market in December
  - International sales of OPTI-FREE® franchise up over 30% in Q4
- Tears franchise generates growth behind global share gains of Systane®
  - Exceptional international growth
  - Modest impact of Systane® Free recall

Financial Review

Jacqualyn Fouse

Senior Vice President,
Chief Financial Officer & Corporate Strategy

Q4 2006 Reported Income Statement Detail

	Reported Q4 06	% of Sales	Reported Q4 05	% of Sales
Gross Profit	$ 924.7	75.5%	$ 799.2	75.8%
SG & A	385.9	31.5%	585.3	55.5%
R & D	134.5	11.0%	118.9	11.3%
Intangible Amortization	11.4	0.9%	21.6	2.0%
Operating Income	392.9	32.1%	73.4	7.0%
Other Non-Op Income	18.6	1.5%	3.6	0.3%
Income Tax	56.8	4.6%	16.3	1.5%
Net Earnings	$ 354.7	29.0%	$ 60.7	5.8%
Diluted EPS	$ 1.16		$ 0.19	

(dollars in millions, except per share amounts)

Comparable Q4 2006 Income Statement Detail

	Reported Q4 06	% of Sales	Adjusted Q4 05*	% of Sales
Gross Profit	$ 924.7	75.5%	$ 800.3	75.9%
SG & A	385.9	31.5%	347.2	32.9%
R & D	134.5	11.0%	122.9	11.7%
Intangible Amortization	11.4	0.9%	21.6	2.0%
Operating Income	392.9	32.1%	308.6	29.3%
Other Non-Op Income	18.6	1.5%	3.6	0.3%
Income Tax	56.8	4.6%	54.3	5.2%
Net Earnings	$ 354.7	29.0%	$ 257.9	24.4%
Diluted EPS	$ 1.16		$ 0.83	

(dollars in millions, except per share amounts)

***Q4 2005 excludes the impact of provisions for a lower court's adverse judgment in the patent litigation with a competitor and UK fire damage and includes estimates for SFAS 123(R) had it been applied in 2005 results. This column contains non-GAAP measures that are provided to help investors better compare results of operations from 2006 to 2005. See reconciliation.**

Alcon

FY 2006 Reported Income Statement Detail

	Reported 2006	% of Sales	Reported 2005	% of Sales
Gross Profit	$ 3,681.5	75.2%	$ 3,290.1	75.3%
SG & A	1,398.5	28.6%	1,594.7	36.5%
R & D	512.1	10.5%	421.8	9.7%
Intangible Amortization	198.8	4.0%	85.7	1.9%
Operating Income	1,572.1	32.1%	1,187.9	27.2%
Other Non-Op Income	44.8	0.9%	15.0	0.3%
Income Tax	268.8	5.5%	271.9	6.2%
Net Earnings	$ 1,348.1	27.5%	$ 931.0	21.3%
Diluted EPS	$ 4.37		$ 2.98	

(dollars in millions, except per share amounts)

Comparable FY 2006 Income Statement Detail

	Adjusted 2006*	% of Sales	Adjusted 2005*	% of Sales
Gross Profit	$ 3,700.6	75.6%	$ 3,281.2	75.1%
SG & A	1,517.5	31.0%	1,391.8	31.9%
R & D	512.1	10.5%	445.1	10.2%
Intangible Amortization	73.1	1.5%	85.7	1.9%
Operating Income	1,597.9	32.6%	1,358.6	31.1%
Other Non-Op Income	44.8	0.9%	15.0	0.4%
Income Tax	300.1	6.1%	295.3	6.8%
Net Earnings	$ 1,342.6	27.4%	$ 1,078.3	24.7%
Diluted EPS	$ 4.35		$ 3.46	

(dollars in millions, except per share amounts)

***FY 2006 excludes impact of the settlement of patent litigation with a competitor and impairment charges related to the company's refractive business. FY 2005 excludes the impact of provisions for a lower court's adverse judgment in the patent litigation with a competitor and UK fire damage and includes estimates for SFAS 123(R) had it been applied in 2005. These columns contain non-GAAP measures that are provided to help investors better compare results of operations from 2006 to 2005. See reconciliation.**

Alcon

Reported Tax Rate vs. "Base" Rate

	2006	2005	2004
"Base" Effective Tax Rate*	21.0%	25.1%	27.8%
Total Net Impact of "Non-structural" Items	(4.4)%	(2.5)%	(5.2)%
Reported Effective Tax Rate	16.6%	22.6%	22.6%

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

Balance Sheet Highlights

	12/31/06	12/31/05
Short and Long Term Borrowings	$ 981.3	$ 1,083.4
Cash and Cash Equivalents	$ 1,489.2	$ 1,457.2
Consolidated S/H Equity	$ 2,913.6	$ 2,556.1
A/R Change (From 12/31/05)	25.8%	N/A
Inventory Change (From 12/31/05)	10.9%	N/A

(dollars in millions)

2007 Full Year Financial Guidance

- Sales range from $5.35 to $5.45 billion
- Reported EPS range from $5.10 to $5.20
- Both figures are consistent with long term targets of 8-10% sales growth and 1.5-2.0 times that in EPS.





Alcon®

Seeing Beyond Today





FY 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Non-GAAP Adjustments: Patent Lawsuits Settlement	Non-GAAP Adjustments: Impairment Charges	Non-GAAP Adjusted*
Sales	$ 4,896.6	$ --	$ --	$ 4,896.6
Cost of goods sold	1,215.1	--	(19.1)	1,196.0
Gross Profit	3,681.5	--	19.1	3,700.6
Selling, general and administrative	1,398.5	119.0	--	1,517.5
Research and development	512.1	--	--	512.1
Amortization of intangibles	198.8	--	(125.7)	73.1
Operating income	1,572.1	(119.0)	144.8	1,597.9
Other Income	44.8	--	--	44.8
Earnings before income taxes	1,616.9	(119.0)	144.8	1,642.7
Income Taxes	268.8	(21.5)	52.8	300.1
Net earnings	$ 1,348.1	$ (97.5)	$ 92.0	$ 1,342.6
Diluted EPS	$ 4.37	$ (0.32)	$ 0.30	$ 4.35

***The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2006 and 2005.**

FY 2005 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

		Non-GAAP Adjustments			
	Reported	Patent Lawsuit Judgment	UK Facility Damage	SFAS 123(R) Expenses	Non-GAAP Adjusted*
Sales	$ 4,368.5	$ --	$ --	$ --	$ 4,368.5
Cost of goods sold	1,078.4	--	(3.2)	12.1	1,087.3
Gross Profit	3,290.1	--	3.2	(12.1)	3,281.2
Selling, general and administrative	1,594.7	(240.0)	(5.5)	42.6	1,391.8
Research and development	421.8	--	--	23.3	445.1
Amortization of intangibles	85.7	--	--	--	85.7
Operating income	1,187.9	240.0	8.7	(78.0)	1,358.6
Other Income	15.0	--	--	--	15.0
Earnings before income taxes	1,202.9	240.0	8.7	(78.0)	1,373.6
Income Taxes	271.9	43.3	(2.3)	(17.6)	295.3
Net earnings	$ 931.0	$ 196.7	$ 11.0	$ (60.4)	$ 1,078.3
Diluted EPS	$ 2.98	$ 0.63	$ 0.04	$ (0.19)	$ 3.46

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2006 and 2005.

Alcon

Q4 2005 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Non-GAAP Adjustments: Patent Lawsuit Judgment	Non-GAAP Adjustments: UK Facility Damage	Non-GAAP Adjustments: SFAS 123(R) Expenses	Non-GAAP Adjusted*
Sales	$ 1,054.9	$ --	$ --	$ --	$ 1,054.9
Cost of goods sold	255.7	--	(3.2)	2.1	254.6
Gross Profit	799.2	--	3.2	(2.1)	800.3
Selling, general and administrative	585.3	(240.0)	(5.5)	7.4	347.2
Research and development	118.9	--	--	4.0	122.9
Amortization of intangibles	21.6	--	--	--	21.6
Operating income	73.4	240.0	8.7	(13.5)	308.6
Other Income	3.6	--	--	--	3.6
Earnings before income taxes	77.0	240.0	8.7	(13.5)	312.2
Income Taxes	16.3	43.3	(2.3)	(3.0)	54.3
Net earnings	$ 60.7	$ 196.7	$ 11.0	$ (10.5)	$ 257.9
Diluted EPS	$ 0.19	$ 0.63	$ 0.04	$ (0.03)	$ 0.83

Alcon

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2006 and 2005.